Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements

BRP Inc.

For the three- and six-month periods ended July 31, 2025 and 2024

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF NET INCOME (LOSS)

[Unaudited]

[in millions of Canadian dollars, except per share data]

		Three-month periods ended		Six-month periods ended
	Notes	July 31, 2025	July 31, 2024	July 31, 2025	July 31, 2024
			Reclassified (Note 2)		Reclassified (Note 2)
Revenues	13	$1,888.2	$1,811.1	$3,735.1	$3,811.1
Cost of sales		1,490.5	1,411.8	2,942.6	2,890.1
Gross profit		397.7	399.3	792.5	921.0

Operating expenses
Selling and marketing		112.4	103.6	219.8	219.8
Research and development		96.4	79.4	201.4	187.5
General and administrative		96.5	81.8	174.3	173.2
Other operating expenses	14	2.0	13.9	12.7	29.6
Total operating expenses		307.3	278.7	608.2	610.1
Operating income		90.4	120.6	184.3	310.9

Financing costs	15	50.5	50.1	97.1	98.7
Financing income	15	(3.3)	(4.0)	(4.6)	(5.8)
Foreign exchange (gain) loss on long-term debt		6.9	11.7	(119.5)	81.9
Income before income taxes		36.3	62.8	211.3	136.1
Income tax expense (recovery)	16	(20.8)	20.8	(6.8)	51.6
Net income from continuing operations		57.1	42.0	218.1	84.5
Net loss from discontinued operations	18	(33.6)	(34.8)	(44.5)	(84.7)
Net income (loss)		$23.5	$7.2	$173.6	$(0.2)
Attributable to shareholders		$24.3	$6.6	$174.5	$(1.0)
Attributable to non-controlling interest		$(0.8)	$0.6	$(0.9)	$0.8

Basic earnings per share - continuing operations	12	$0.79	$0.56	$3.00	$1.13
Diluted earnings per share - continuing operations	12	$0.79	$0.55	$2.98	$1.11
Basic loss per share - discontinued operations	12	$(0.46)	$(0.47)	$(0.61)	$(1.14)
Diluted loss per share - discontinued operations	12	$(0.46)	$(0.47)	$(0.60)	$(1.12)
Basic earnings (loss) per share	12	$0.33	$0.09	$2.39	$(0.01)
Diluted earnings (loss) per share	12	$0.33	$0.08	$2.38	$(0.01)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF TOTAL COMPREHENSIVE INCOME (LOSS)

[Unaudited]

[in millions of Canadian dollars]

		Three-month periods ended		Six-month periods ended
	Notes	July 31, 2025	July 31, 2024	July 31, 2025	July 31, 2024

Net income (loss)		$23.5	$7.2	$173.6	$(0.2)

Other comprehensive income (loss)

Items that will be reclassified subsequently to net income
Net changes in fair value of derivatives designated as cash flow hedges		3.5	(26.8)	33.2	(47.9)
Net changes in unrealized gain on translation of foreign operations		7.3	4.1	65.2	1.3
Income tax (expense) recovery		(2.5)	7.1	(8.7)	12.8
		8.3	(15.6)	89.7	(33.8)

Items that will not be reclassified subsequently to net income
Actuarial gains (losses) on defined benefit pension plans		6.6	(8.7)	10.2	2.3
Gain on fair value of restricted investments		0.3	0.1	—	0.2
Income tax (expense) recovery		(1.8)	2.0	(2.5)	(0.8)
		5.1	(6.6)	7.7	1.7
Total other comprehensive income (loss)		13.4	(22.2)	97.4	(32.1)
Total comprehensive income (loss)		$36.9	$(15.0)	$271.0	$(32.3)
Attributable to shareholders		$37.7	$(15.9)	$271.9	$(33.7)
Attributable to non-controlling interest		(0.8)	0.9	(0.9)	1.4
Total comprehensive income (loss) attributable to shareholders
Continuing operations		$72.0	$19.1	$309.1	$48.7
Discontinued operations	18	(34.3)	(35.0)	(37.2)	(82.4)
		$37.7	$(15.9)	$271.9	$(33.7)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

[Unaudited]

[in millions of Canadian dollars]

As at

	Notes	July 31, 2025	January 31, 2025
			Reclassified (Note 2)
Cash and cash equivalents		$271.6	$180.7
Trade and other receivables		545.1	633.5
Income taxes and investment tax credits receivable		150.8	140.4
Other financial assets	4	54.9	82.1
Inventories	5	1,796.0	1,774.1
Other current assets	6	69.9	63.9
Assets classified as held for sale	18	155.4	292.7
Total current assets		3,043.7	3,167.4

Investment tax credits receivable		17.3	23.6
Other financial assets	4	30.6	26.6
Property, plant and equipment		1,906.0	1,938.8
Intangible assets		627.4	603.8
Right-of-use assets		226.4	182.8
Deferred income taxes		434.3	345.7
Other non-current assets	6	4.2	4.7
Total non-current assets		3,246.2	3,126.0

Total assets		$6,289.9	$6,293.4

Trade payables and accruals		1,228.1	1,231.4
Provisions	7	746.7	797.1
Other financial liabilities	8	67.1	86.2
Income tax payable		30.3	44.3
Deferred revenues		63.9	71.3
Current portion of long-term debt	9	46.6	53.8
Current portion of lease liabilities		55.3	47.1
Other current liabilities		8.2	—
Liabilities associated to assets classified as held for sale	18	20.6	83.2
Total current liabilities		2,266.8	2,414.4

Long-term debt	9	2,736.4	2,871.3
Lease liabilities		197.2	158.2
Provisions	7	122.0	147.3
Other financial liabilities	8	87.9	80.2
Deferred revenues		79.7	95.3
Employee future benefit liabilities		186.7	194.0
Deferred income taxes		72.7	58.8
Other non-current liabilities		46.9	27.1
Total non-current liabilities		3,529.5	3,632.2
Total liabilities		5,796.3	6,046.6

Equity		493.6	246.8

Total liabilities and equity		$6,289.9	$6,293.4

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[in millions of Canadian dollars]

For the six-month period ended July 31, 2025

	Attributed to shareholders
	Capital Stock (Note 10)	Contributed surplus	Retained earnings (losses )	Translation of foreign operations	Cash-flow hedges	Total	Non-controlling interests	Total equity
Balance as at January 31, 2025	$251.0	$83.0	$(37.3)	$(21.5)	$(33.9)	$241.3	$5.5	$246.8
Net income (loss)	—	—	174.5	—	—	174.5	(0.9)	173.6
Other comprehensive income	—	—	7.7	65.2	24.5	97.4	—	97.4
Total comprehensive income (loss)	—	—	182.2	65.2	24.5	271.9	(0.9)	271.0
Dividends	—	—	(31.3)	—	—	(31.3)	—	(31.3)
Issuance of subordinate shares (Note 10)	0.8	(0.2)	—	—	—	0.6	—	0.6
Stock-based compensation	—	12.4 [a]	—	—	—	12.4	—	12.4
Special long-term incentive program (Note 11)	—	(9.3)	—	—	—	(9.3)	—	(9.3)
Other	—	—	—	—	—	—	3.4	3.4

Balance as at July 31, 2025	$251.8	$85.9	$113.6	$43.7	$(9.4)	$485.6	$8.0	$493.6
[a] Includes $0.1 million of income tax expense. For the six-month period ended July 31, 2024
	Attributed to shareholders
	Capital Stock (Note 10)	Contributed surplus	Retained earnings	Translation of foreign operations	Cash-flow hedges	Total	Non-controlling interests	Total equity
Balance as at January 31, 2024	$248.5	$71.8	$443.1	$0.6	$44.9	$808.9	$5.0	$813.9
Net income (loss)	—	—	(1.0)	—	—	(1.0)	0.8	(0.2)
Other comprehensive income (loss)	—	—	1.7	0.7	(35.1)	(32.7)	0.6	(32.1)
Total comprehensive income (loss)	—	—	0.7	0.7	(35.1)	(33.7)	1.4	(32.3)
Dividends	—	—	(31.1)	—	—	(31.1)	—	(31.1)
Issuance of subordinate shares	17.9	(4.6)	—	—	—	13.3	—	13.3
Repurchase of subordinate shares	(16.6)	—	(202.0)	—	—	(218.6)	—	(218.6)
Stock-based compensation	—	8.9 [a]	—	—	—	8.9	—	8.9

Balance as at July 31, 2024	$249.8	$76.1	$210.7	$1.3	$9.8	$547.7	$6.4	$554.1

[a] Includes $0.5 million of income tax recovery.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

[Unaudited]

[in millions of Canadian dollars]

		Six-month periods ended
	Notes	July 31, 2025	July 31, 2024

OPERATING ACTIVITIES
Net income (loss)		$173.6	$(0.2)
Non-cash and non-operating items:
Depreciation expense		219.5	210.7
Income tax expense (recovery)		(20.6)	23.8
Foreign exchange (gain) loss on long-term debt		(119.5)	81.9
Interest expense		87.9	91.3
Unrealized foreign exchange (gain) loss on other working capital items		35.0	(21.0)
Other		6.2	10.1
Cash flows generated from operations before changes in working capital		382.1	396.6
Changes in working capital:
Decrease in trade and other receivables		110.7	268.0
(Increase) decrease in inventories		42.0	(28.5)
Decrease (increase) in other assets		2.2	(41.9)
Decrease in trade payables and accruals		(24.1)	(236.1)
Increase in other financial liabilities		12.8	9.6
(Decrease) increase in provisions		(97.6)	5.6
Decrease in other liabilities		(9.5)	(34.2)
Cash flows generated from operations		418.6	339.1
Income taxes paid, net of refunds		(45.5)	(107.1)
Net cash flows generated from operating activities		373.1	232.0

INVESTING ACTIVITIES
Additions to property, plant and equipment		(115.5)	(165.3)
Additions to intangible assets		(18.4)	(15.5)
Proceeds of disposal from Marine businesses	18	18.2	—
Other		(3.4)	0.1
Net cash flows used in investing activities		(119.1)	(180.7)

FINANCING ACTIVITIES
Repayment of long-term debt	9	(31.4)	(29.5)
Repayment of lease liabilities		(29.1)	(26.3)
Interest paid		(86.0)	(88.6)
Issuance of subordinate voting shares		0.6	13.3
Repurchase of subordinate voting shares	10	—	(215.1)
Dividends paid		(31.3)	(31.1)
Other		3.2	(1.5)
Net cash flows used in financing activities		(174.0)	(378.8)
Effect of exchange rate changes on cash and cash equivalents		11.6	1.1
Net increase (decrease) in cash and cash equivalents		91.6	(326.4)
Cash and cash equivalents at the beginning of period		180.0	491.8
Cash and cash equivalents at the end of period		$271.6	$165.4

The Company has elected to present a consolidated statement of cash flows that includes both continuing and discontinued operations. Amounts related to discontinued operations by operating, investing and financing activities are disclosed in Note 18.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2025 and 2024

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

1.	NATURE OF OPERATIONS

BRP Inc. (“BRP”) is incorporated under the laws of Canada. BRP’s multiple voting shares are owned by Beaudier Inc. and 4338618 Canada Inc. (collectively, “Beaudier Group”), Bain Capital Integral Investors II, L.P. (“Bain Capital”) and La Caisse de dépôt et placement du Québec (“CDPQ”), (collectively, the “Principal Shareholders”). BRP’s subordinate voting shares are listed in Canada on the Toronto Stock Exchange under the symbol DOO and in the United States on the Nasdaq Global Select Market under the symbol DOOO.

BRP and its subsidiaries (the “Company”) design, develop, manufacture and sell powersports vehicles and marine products. The Company’s Powersports segment comprises “Year-Round Products” which consists of all-terrain vehicles, side-by-side vehicles, three-wheel vehicles and electric motorcycles; “Seasonal Products” which consists of snowmobiles, personal watercraft and pontoons; and “PA&A and OEM Engines” which consists of parts, accessories and apparel (“PA&A”), engines for karts, recreational aircraft and jet boats, and other services. Additionally, the Company’s Marine segment consists of boats, pontoons, outboard engines and other services.

The Company’s products are sold mainly through a network of independent dealers, independent distributors and to original equipment manufacturers (the “Customers”). The Company distributes its products worldwide and manufactures them in Mexico, Canada, Austria, the United States, Finland, Australia and Germany.

During the three-month period ended July 31, 2025, the Company completed the sale of Alumacraft. Consequently, this business is presented as discontinued operations, and the associated assets and liabilities are disposed as at July 31, 2025 (Note 18).

During the three-month period ended April 30, 2025, the Company decided that its Marine PA&A business was no longer for sale. Following this decision, Marine PA&A business is presented as continued operations and the associated assets and liabilities are no longer held for sale as at July 31, 2025. Prior periods have been reclassified accordingly.

As announced on October 17, 2024, Manitou and Telwater (Quintrex, Stacer, Savage and Yellowfin) remain under the sale process. Consequently, these businesses are presented as discontinued operations and the associated assets and liabilities as held for sale as at July 31, 2025 (Note 18).

The Company’s headquarters is located at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0.

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements for the three- and six-month periods ended July 31, 2025 and 2024 have been prepared using accounting policies consistent with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS”) and in accordance with IAS 34 “Interim Financial Reporting”. These unaudited condensed consolidated interim financial statements for the three- and six-month periods ended July 31, 2025 and 2024 follow the same accounting policies as the audited consolidated financial statements for the year ended January 31, 2025 and, as such, should be read in conjunction with them.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2025 and 2024

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	BASIS OF PREPARATION [CONTINUED]

The preparation of these unaudited condensed consolidated interim financial statements in accordance with the Company’s accounting policies requires management to make estimates and judgments that can affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, other comprehensive income and disclosures made. The Company’s best estimates are based on the information, facts and circumstances available at the time estimates are made. Management uses historical experience and information, general economic conditions and trends, as well as assumptions regarding probable future outcomes as the basis for determining estimates. Actual results could differ from the estimates used and such differences could be significant.

These unaudited condensed consolidated interim financial statements include the financial statements of BRP and its subsidiaries. BRP controls all of its subsidiaries that are wholly owned through voting equity interests, except for BRP Commerce & Trade (Shanghai) Company Limited in China and LVHA Manufacturing Company Limited in Vietnam for which a non-controlling interest of 20% and 35% respectively are recorded upon consolidation, and Pinion GmbH in Germany for which there is a non-controlling interest of 20%. BRP is also part of a joint venture located in Austria. All inter-company transactions and balances have been eliminated upon consolidation.

The Company’s revenues and operating income experience substantial fluctuations from quarter to quarter. In general, wholesale of the Company’s products are higher in the period immediately preceding and during their particular season of use. However, the mix of product sales may vary considerably from time to time as a result of changes in seasonal and geographic demand, the introduction of new products and models and production scheduling for particular types of products.

On August 28, 2025, the Board of Directors of the Company approved these unaudited condensed consolidated interim financial statements for the three- and six-month periods ended July 31, 2025 and 2024.

Discontinued operations and assets and liabilities held for sale

The assets of a disposal group are classified as held for sale when their carrying amount will be recovered principally through a sale transaction rather than through continuing use. Assets must be available for immediate sale in their present condition and a sale transaction must be highly probable. The assets of a disposal group classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits and financial assets which are specifically exempt from this measurement requirement.

A disposal group qualifies as discontinued operations if it is a component of the entity that either has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs at the earlier of the date on which an operation meets the criteria to be classified as held-for-sale or disposal.

The assets of a disposal group classified as held for sale are presented separately from the other assets in the consolidated statement of financial position. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the consolidated statement of financial position.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2025 and 2024

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	BASIS OF PREPARATION [CONTINUED]

The non-current assets of a disposal group are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount of net income from discontinued operations in the consolidated income statement and a single amount of comprehensive income from discontinued operations in the consolidated statement of comprehensive income.

When an operation is classified as a discontinued operation, the comparative consolidated income statement is reclassified as if the operation had been discontinued from the beginning of the comparative year.

When a component ceases to be classified as held-for-sale, the related operations are reclassified as continued operations. The operations are presented as continued operations in the current period and prior periods are reclassified consistently.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2025 and 2024

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

3.	BUSINESS COMBINATIONS

On July 1st, 2025, the Company completed the acquisition of 100% of the outstanding shares of Smartscale Newco AG (“Smartscale”), a subsidiary of MG Biketec GmbH for a consideration payable on the realisation of financial targets (“Contingent consideration”). The fair value of the Contingent consideration is based on management’s assessment of the likelihood to achieve the financial targets and is valued at CHF 13.1 million ($22.5 million) as at July 31, 2025. The consideration has been mostly allocated to goodwill that arises from expected synergies and future growth. Smartscale, which is located in Huttwil, Switzerland, provides comprehensive support to e-bike manufacturers and dealers by offering system components for e-bikes.

The Company’s consolidated statement of net income included the operating results of Smartscale since the acquisition date. For the period ended July 31, 2025, the operating results and net income were not significant. Had the Company acquired Smartscale at the beginning of the period ended July 31, 2025, the increase to its revenues and net income would not have been significant.

The Company incurred acquisition-related costs of $0.8 million, which have been recorded in general and administrative expenses.

4.	OTHER FINANCIAL ASSETS

The Company’s other financial assets were as follows, as at:

	July 31, 2025	January 31, 2025
		Reclassified (Note 2)
Restricted investments [a]	$15.6	$14.7
Derivative financial instruments	8.3	27.3
Advances to suppliers related to property, plant and equipment	9.1	10.6
Other	52.5	56.1
Total other financial assets	$85.5	$108.7
Current	54.9	82.1

Non-current [b]	30.6	26.6
Total other financial assets	$85.5	$108.7

[a]

The restricted investments are publicly traded bonds that can only be used for severance payments and pension costs associated with Austrian pension plans, and are not available for general corporate use.

[b]	The non-current portion is mainly attributable to derivative financial instruments and restricted investments.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2025 and 2024

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

5.	INVENTORIES

The Company’s inventories were as follows, as at:

	July 31, 2025	January 31, 2025
		Reclassified (Note 2)
Materials and work in progress	$768.5	$709.0
Finished products	629.9	693.4
Parts, accessories and apparel	397.6	371.7
Total inventories	$1,796.0	$1,774.1

The Company recognized in the condensed consolidated interim statements of net income during the three- and six-month periods ended July 31, 2025, a write-down on inventories of $5.0 million and $9.7 million respectively ($6.8 million and $17.8 million respectively during the three- and six-month periods ended July 31, 2024).

6.	OTHER ASSETS

The Company’s other assets were as follows, as at:

	July 31, 2025	January 31, 2025
		Reclassified (Note 2)
Prepaids	$60.1	$52.6
Deferred financing cost	5.4	6.1
Other	8.6	9.9
Total other assets	$74.1	$68.6
Current	69.9	63.9

Non-current	4.2	4.7
Total other assets	$74.1	$68.6

7.	PROVISIONS

The Company’s provisions were as follows, as at:

	July 31, 2025	January 31, 2025
		Reclassified (Note 2)
Product-related	$812.6	$881.8
Restructuring	11.0	20.1
Other	45.1	42.5
Total provisions	$868.7	$944.4
Current	746.7	797.1

Non-current	122.0	147.3
Total provisions	$868.7	$944.4

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2025 and 2024

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

7.	PROVISIONS [CONTINUED]

Product-related provisions include provisions for regular warranty coverage on products sold, product liability provisions and provisions related to sales programs offered by the Company to its Customers in order to support the retail activity.

The non-current portion of provisions is mainly attributable to product-related provisions.

The changes in provisions were as follows:

	Product-related	Restructuring	Other	Total
Balance as at January 31, 2025
Reclassified (Note 2)	$881.8	$20.1	$42.5	$944.4
Expensed during the period	618.8	2.0	15.7	636.5
Paid during the period	(686.4)	(13.8)	(24.0)	(724.2)
Reversed during the period	(3.7)	(1.5)	(0.1)	(5.3)
Effect of foreign currency exchange rate changes	(19.4)	0.6	—	(18.8)
Unwinding of discount and effect of changes in discounting estimates	1.7	—	—	1.7
Effect of liabilities associated with assets held for sale	19.8	3.6	11.0	34.4
Balance as at July 31, 2025	$812.6	$11.0	$45.1	$868.7

8.	OTHER FINANCIAL LIABILITIES

The Company’s other financial liabilities were as follows, as at:

	July 31, 2025	January 31, 2025
		Reclassified (Note 2)
Dealer holdback programs and customer deposits	$56.1	$39.8
Due to Bombardier Inc.	22.5	22.7
Derivative financial instruments	12.8	64.3
Non-controlling interest liability	26.1	23.4
Contingent consideration (Note 3)	22.5	—
Other	15.0	16.2
Total other financial liabilities	$155.0	$166.4
Current	67.1	86.2

Non-current [a]	87.9	80.2
Total other financial liabilities	$155.0	$166.4
[a]

The non-current portion is mainly comprised of the amount due to Bombardier Inc. in connection with indemnification related to income taxes, the contingent consideration related to a business combination and the amount of the non-controlling interest liability.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2025 and 2024

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

9.	DEBT

Revolving Credit Facility

The Company has a Revolving Credit Facility totaling $1,500.0 million, which can also be drawn in U.S dollar or Euro equivalent. As at July 31, 2025, the Company had no outstanding amount drawn on the Revolving Credit Facility (nil as at January 31, 2025). Commitment fees on the undrawn amount of the Revolving Credit Facility, varying from 0.25% to 0.40%, were 0.30%.

The applicable interest rates are subject to a customary credit spread adjustment ranging from 0.45% to 3.00%, which varies depending on a Leverage Ratio. Based on the Leverage Ratio, the cost of borrowing as at July 31, 2025, in Canadian dollars, was either the CORRA plus 2.00% or the Canadian Prime Rate plus 1.00%. In U.S. dollars, it was either the SOFR plus 2.00%, the U.S. Base Rate plus 1.00% or the U.S. Prime Rate plus 1.00%. In Euros, it was the EURIBOR plus 2.00%.

The Company is required to maintain, under certain conditions, a minimum fixed charge coverage ratio. Additionally, the total available borrowing under the Revolving Credit Facility is subject to a borrowing base calculation representing 75% of the carrying amount of trade and other receivables plus 50% of the carrying amount of inventories. The total amount available was $1,316.0 million as at July 31, 2025.

Long-Term Debt

As at July 31, 2025 and January 31, 2025, the maturity dates, interest rates, outstanding nominal amounts and carrying amounts of long-term debt were as follows:

July 31, 2025
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount	Carrying amount
Term Facility
Term Loan B-1	May 2027	6.46%	6.46%	U.S. $465.7	$644.9	[a]
Term Loan B-2	December 2029	7.11%	7.11%	U.S. $486.3	673.3	[a]
Term Loan B-3	January 2031	7.11%	7.25%	U.S. $982.5	1,351.9	[a]
Term Loans	Mar. 2026 to Dec. 2030	0.93% to 3.57%	2.48% to 6.50%	€75.0	112.9
Total long-term debt					$2,783.0
Current					46.6
Non-current					2,736.4
Total long-term debt					$2,783.0

[a] Net of unamortized transaction costs of nil for Term Loan B-1, nil for Term Loan B-2 and $8.4 million for Term Loan B-3.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2025 and 2024

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

9.	DEBT [CONTINUED]

January 31, 2025
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount	Carrying amount
Term Facility
Term Loan B-1	May 2027	6.41%	6.61%	U.S. $465.7	$673.6	[a]
Term Loan B-2	December 2029	7.06%	7.31%	U.S. $488.8	706.9	[a]
Term Loan B-3	January 2031	7.06%	7.20%	U.S. $987.5	1,418.8	[a]
Term Loans	Mar. 2025 to Dec. 2030	0.93% to 3.89%	2.02% to 6.50%	€88.0	125.8
Total long-term debt					$2,925.1
Current					53.8
Non-current					2,871.3
Total long-term debt					$2,925.1

[a] Net of unamortized transaction costs of nil for Term Loan B-1, nil for Term Loan B-2 and $9.4 million for Term Loan B-3.

The following table explains the changes in long-term debt during the six-month period ended July 31, 2025:

		Statements of cash flows		Non-cash changes
	Carrying amount as at January 31, 2025	Issuance	Repayment	Effect of foreign currency exchange rate changes	Other	Carrying amount as at July 31, 2025
Term Facility	$2,799.3	$—	$(10.4)	$(119.5)	$0.7	$2,670.1
Term Loans	125.8	0.5	(21.0)	6.5	1.1	112.9
Total	$2,925.1	$0.5	$(31.4)	$(113.0)	$1.8	$2,783.0

a)	Term Facility

As at July 31, 2025, the cost of borrowing under the Term Loan B-1 was as follows:

(i)	Term SOFR plus 2.00% per annum, with a Term SOFR floor of 0.00%; or
(ii)	U.S. Base Rate plus 1.00%; or
(iii)	U.S. Prime Rate plus 1.00%

As at July 31, 2025, the cost of borrowing under the Term Loan B-2 was as follows:

(i)	Term SOFR, plus 2.75% per annum, with a Term SOFR floor of 0.50%

As at July 31, 2025, the cost of borrowing under the Term Loan B-3 was as follows:

(i)	Term SOFR, plus 2.75% per annum, with a Term SOFR floor of 0.00%

Under the Term Facility, the cost of borrowing in U.S. Base Rate or U.S. Prime Rate cannot be lower than the cost of borrowing under SOFR.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2025 and 2024

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

9.	DEBT [CONTINUED]

The Company is required to repay a minimum of 0.25% of the nominal amount each quarter, less any voluntary prepayments done to date. Consequently, the Company repaid an amount of U.S. $7.5 million ($10.4 million) during the six-month period ended July 31, 2025. Also, the Company may be required to repay a portion of the Term Facility in the event that it has an excess cash position at the end of the fiscal year and its Leverage Ratio is above a certain threshold level. As at July 31, 2025 and 2024, the Company was not required to repay any portion of the Term Facility under this requirement.

b)	Term Loans

During the six-month period ended July 31, 2025, the Company entered into a term loan agreement at a favourable interest rate under an Austrian government program. This program supports research and development projects based on the Company’s incurred expenses in Austria. The term loan has a nominal amount of €0.3 million ($0.5 million) with an interest rate of 1.75% with a maturity date of June 2028.

10.	CAPITAL STOCK

The changes in capital stock issued and outstanding were as follows:

	Number of shares	Carrying Amount
Subordinate voting shares
Balance as at January 31, 2025	34,512,399	$247.9
Issued upon exercise of stock options	19,327	0.8
Balance as at July 31, 2025	34,531,726	$248.7

Multiple voting shares
Balance as at January 31, 2025	38,519,358	$3.1
Balance as at July 31, 2025	38,519,358	$3.1

Total outstanding as at July 31, 2025	73,051,084	$251.8

a)	Normal course issuer bid program (“NCIB”)

During the six-month period ended July 31, 2025, the Company did not repurchase subordinate voting shares under the NCIB that was announced and started during the fiscal year ended January 31, 2025.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2025 and 2024

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

11.	SHARE BASED PAYMENT PLANS

The Company has two share-based payment plans: pursuant to its stock option plan, the Company has made equity-settled stock option grants, and pursuant to its share unit plan, it has made cash-settled restricted share unit grants.

a)	Stock options

During the six-month periods ended July 31, 2025 and 2024, the Company granted respectively 752,300 and 417,870 stock options to eligible officers and employees to acquire subordinate voting shares at an average exercise price of $49.78 and $98.67 respectively. The fair value of the options at the grant date was $17.28 and $39.98, respectively. Such stock options are time vesting and 25% of the options will vest on each of the first, second, third and fourth anniversary of the grant. The stock options have a ten-year term at the end of which the options expire.

b)	Restricted share units

During the six-month period ended July 31, 2025, the Company granted 266,304 restricted share units at a share price of $62.87 under a special long-term incentive program. The restricted share units are subject to time-based and continued employment criteria as well as the voluntary forfeiture of a number of stock options issued in calendar years 2021, 2022 and 2023. As a result of this grant, the Company recognized in the condensed consolidated interim statements of net income an expense of $4.3 million, representing the incremental fair value of the restricted share units compared to the 2021-2023 stock options both measured at the grant date. The Company also reclassified $13.6 million from contributed surplus to other liability, representing the change from an equity to cash settled plan. To mitigate the impact of share price variation on this payment plan, the Company secured hedging contracts.

During the six-month periods ended July 31, 2025 and 2024, the Company granted respectively 230,020 and 167,800 restricted share units. The restricted share units were granted to eligible employees at a share price of $50.33 and $98.67 respectively. The restricted share units that were granted during the six-month period ended July 31, 2025 are time vesting and 33% of the units will vest on each of the first, second and third anniversary of the grant. The restricted share units granted during the six-month period ended July 31, 2024 fully vest after three years of continuous employment from the date of the grant. The associated compensation expense and liability are recognized over the three-year vesting period. To mitigate the impact of share price variation on this payment plan, the Company secured hedging contracts.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2025 and 2024

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

12.	EARNINGS PER SHARE

a)	Basic earnings per share

Details of basic earnings per share were as follows:

	Three-month periods ended		Six-month periods ended

	July 31, 2025	July 31, 2024	July 31, 2025	July 31, 2024
Net income attributable to shareholders - continuing operations	$57.9	$41.4	$219.0	$83.7
Net loss attributable to shareholders - discontinued operations	(33.6)	(34.8)	(44.5)	(84.7)
Net income (loss) attributable to shareholders	$24.3	$6.6	$174.5	$(1.0)

Weighted average number of shares	73,040,187	73,756,062	73,036,072	74,320,712
Basic earnings per share - continuing operations	$0.79	$0.56	$3.00	$1.13
Basic loss per share - discontinued operations	(0.46)	(0.47)	(0.61)	(1.14)
Basic earnings (loss) per share	$0.33	$0.09	$2.39	$(0.01)

b)	Diluted earnings per share

Details of diluted earnings per share were as follows:

	Three-month periods ended		Six-month periods ended

	July 31, 2025	July 31, 2024	July 31, 2025	July 31, 2024
Net income attributable to shareholders - continuing operations	$57.9	$41.4	$219.0	$83.7
Net loss attributable to shareholders - discontinued operations	(33.6)	(34.8)	(44.5)	(84.7)
Net income (loss) attributable to shareholders	$24.3	$6.6	$174.5	$(1.0)

Weighted average number of shares	73,040,187	73,756,062	73,036,072	74,320,712
Dilutive effect of stock options	576,570	966,767	533,162	1,050,907
Weighted average number of diluted shares	73,616,757	74,722,829	73,569,234	75,371,619
Diluted earnings per share - continuing operations	$0.79	$0.55	$2.98	$1.11
Diluted loss per share - discontinued operations	(0.46)	(0.47)	(0.60)	(1.12)
Diluted earnings (loss) per share	$0.33	$0.08	$2.38	$(0.01)

Excluded from the above calculation are 2,610,744 and 2,796,919 options for the three- and six-month periods ended July 31, 2025, respectively (1,884,300 for the three- and six-month periods ended July 31, 2024), which were deemed to be anti-dilutive.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2025 and 2024

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

13.	REVENUES

Details of revenues were as follows:

	Three-month periods ended		Six-month periods ended

	July 31, 2025	July 31, 2024	July 31, 2025	July 31, 2024
		Reclassified (Note 2)		Reclassified (Note 2)
Year-Round Products	$1,113.8	$985.0	$2,219.6	$2,142.8
Seasonal Products	469.7	541.8	888.9	1,076.9
PA&A and OEM Engines	304.7	284.3	626.6	591.4
	$1,888.2	$1,811.1	$3,735.1	$3,811.1

The following table provides geographic information on the Company’s revenues. The attribution of revenues was based on customer locations:

	Three-month periods ended		Six-month periods ended

	July 31, 2025	July 31, 2024	July 31, 2025	July 31, 2024
		Reclassified (Note 2)		Reclassified (Note 2)
United States	$1,080.7	$1,071.6	$2,090.4	$2,272.9
Canada	264.5	269.8	490.3	537.6
Europe	262.6	230.6	570.0	512.0
Asia Pacific	130.4	116.2	268.9	233.7
Latin America	145.8	119.6	309.0	248.3
Other	4.2	3.3	6.5	6.6
	$1,888.2	$1,811.1	$3,735.1	$3,811.1

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2025 and 2024

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

14.	OTHER OPERATING EXPENSES

Details of other operating expenses were as follows:

	Three-month periods ended		Six-month periods ended

	July 31, 2025	July 31, 2024	July 31, 2025	July 31, 2024
		Reclassified (Note 2)		Reclassified (Note 2)
Foreign exchange loss (gain) on working capital elements	$(2.4)	$(5.4)	$17.9	$(13.7)
(Gain) loss on forward exchange contracts	4.2	7.1	(7.6)	16.2
Restructuring costs	—	9.0	0.5	23.2
Other	0.2	3.2	1.9	3.9
Total	$2.0	$13.9	$12.7	$29.6

15.	FINANCING COSTS AND INCOME

Details of financing costs and financing income were as follows:

	Three-month periods ended		Six-month periods ended

	July 31, 2025	July 31, 2024	July 31, 2025	July 31, 2024
		Reclassified (Note 2)		Reclassified (Note 2)
Interest on long-term debt	$40.8	$42.7	$79.2	$84.3
Interest on lease liabilities	2.6	2.1	4.9	4.0
Net interest on employee future benefit liabilities	1.9	1.5	3.8	3.0
Interest and commitment fees on revolving credit facilities	1.5	1.4	3.5	2.8
Other	3.7	2.4	5.7	4.6
Financing costs	50.5	50.1	97.1	98.7

Financing income	(3.3)	(4.0)	(4.6)	(5.8)
Net financing costs	$47.2	$46.1	$92.5	$92.9

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2025 and 2024

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

16.	INCOME TAXES

Details of income tax expense (recovery) were as follows:

	Three-month periods ended		Six-month periods ended
	July 31, 2025	July 31, 2024	July 31, 2025	July 31, 2024
		Reclassified (Note 2)		Reclassified (Note 2)
Current income tax expense (recovery)
Related to current year	$(3.3)	$(7.4)	$41.5	$54.7
Related to prior years	(21.8)	(1.9)	(22.3)	(1.8)
	(25.1)	(9.3)	19.2	52.9
Deferred income tax expense (recovery)
Temporary differences	2.3	28.3	(11.8)	(12.9)
(Decrease) increase in valuation allowance	2.0	1.8	(14.2)	11.6
	4.3	30.1	(26.0)	(1.3)
Income tax expense (recovery)	$(20.8)	$20.8	$(6.8)	$51.6

The reconciliation of income taxes computed at the Canadian statutory rates to income tax expense (recovery) recorded was as follows:

	Three-month periods ended				Six-month periods ended
	July 31, 2025		July 31, 2024		July 31, 2025		July 31, 2024
				Reclassified (Note 2)				Reclassified (Note 2)
Income taxes calculated at statutory rates	$9.6	26.5%	$16.6	26.5%	$56.0	26.5%	$36.1	26.5%
Increase (decrease) resulting from:
Income tax rate differential of foreign subsidiaries	(1.4)		(4.6)		(1.2)		(4.4)
(Decrease) increase in valuation allowance	2.0		1.8		(14.2)		11.6
Recognition of income taxes on foreign currency translation	(7.6)		12.7		(9.3)		6.3
Recognition of income taxes on inflation	(1.4)		(0.8)		(2.6)		(2.4)
Permanent differences [a]	0.3		(3.4)		(14.8)		6.2
Recognition of tax incentives	(25.9)		—		(25.9)		—
Adjustments in respect of prior years and other	3.6		(1.5)		5.2		(1.8)
Income tax expense (recovery)	$(20.8)		$20.8		$(6.8)		$51.6

[a] The permanent differences result mainly from the foreign exchange (gain) loss on long-term debt denominated in U.S. dollars.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2025 and 2024

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

17.	FINANCIAL INSTRUMENTS

a)	Fair value

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of the Company’s financial instruments take into account the credit risk embedded in the instrument. For financial assets, the credit risk of the counterparty is considered whereas for financial liabilities, the Company’s credit risk is considered.

In order to determine the fair value of its financial instruments, the Company uses, when active markets exist, quoted prices from these markets (“Level 1” fair value). When public quotations are not available in the market, fair values are determined using valuation techniques. When inputs used in the valuation techniques are only inputs directly and indirectly observable in the marketplace, fair value is presented as “Level 2” fair value. If fair value is assessed using inputs that require considerable judgment from the Company in interpreting market data and developing estimates, fair value is presented as “Level 3” fair value. For Level 3 fair value, the use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The fair value level, carrying amount and fair value of restricted investments, non-controlling interest liability, derivative financial instruments and long-term debt were as follows:

		As at July 31, 2025
	Fair value level	Carrying amount	Fair value

Restricted investments (Note 4)	Level 2	$15.6	$15.6

Contingent consideration (Note 3)	Level 3	$22.5	$22.5

Non-controlling interest liability (Note 8)	Level 3	$(26.1)	$(26.1)

Derivative financial instruments
Forward exchange contracts
Assets		$5.9	$5.9
Liabilities		(12.8)	(12.8)
Interest rate cap		1.0	1.0
Other		1.4	1.4
	Level 2	$(4.5)	$(4.5)

Long-term debt (including current portion)
Term Facility (Note 9)	Level 1	$(2,670.1)	$(2,681.0)
Term Loans (Note 9)	Level 2	(112.9)	(117.5)
		$(2,783.0)	$(2,798.5)

For cash, trade and other receivables, revolving credit facilities, trade payables and accruals, and dealer holdback programs and customer deposits, the carrying amounts reported on the condensed consolidated interim statements of financial position or in the notes approximate the fair values of these items due to their short-term nature.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2025 and 2024

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

17.	FINANCIAL INSTRUMENTS [CONTINUED]

Cash includes $4.4 million held by BRP Saint Petersburg LLC ($4.0 million as at January 31, 2025). This cash is subject to regulatory restrictions and is therefore not available for general use by the other entities within the group.

b)	Liquidity risk

The following table summarizes the contractual maturities of the Company’s financial liabilities as at July 31, 2025:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total amount
Trade payables and accruals	$1,228.1	$—	$—	$—	$1,228.1
Long-term debt (including interest)	236.8	1,059.7	977.1	1,337.4	3,611.0
Lease liabilities (including interest)	61.5	92.4	57.1	65.5	276.5
Derivative financial instruments	12.3	0.5	—	—	12.8
Other financial liabilities	54.8	40.8	11.9	34.7	142.2
Total	$1,593.5	$1,193.4	$1,046.1	$1,437.6	$5,270.6

18.	DISCONTINUED OPERATIONS

On October 17, 2024, the Company announced that it had initiated a process for the sale of its Marine businesses namely Alumacraft, Manitou, Telwater (Quintrex, Stacer, Savage and Yellowfin) and Marine PA&A.

Telwater, Manitou, and Alumacraft

During the three-month period ended April 30, 2025, the Company announced the definitive agreement to sell 100% of the outstanding shares of Telwater Pty, Ltd. to Yamaha Motor Australia Pty, Ltd. During the three-month period ended July 31, 2025, the Company also announced a definitive agreement to sell Manitou’s assets to the Marcott family and closed the sale of Alumacraft’s assets. The combined consideration totaled approximately $158.0 million U.S. dollars ($218.0 million) of which a portion is subject to customary adjustments. Closing of the non-completed transactions, which are subject to closing conditions including regulatory approvals, is expected before the end of the third quarter of Fiscal 2026. As at July 31, 2025, Telwater and Manitou are presented as discontinued operations and the associated assets and liabilities as held for sale, while Alumacraft is also presented as discontinued operations, but the associated assets and liabilities, which consisted mainly of property, plant and equipment, and inventory are disposed.

Marine	parts, accessories, and apparel

During the three-month period ended April 30, 2025, the Company decided that its Marine PA&A business was no longer for sale. Following this decision, Marine PA&A business is presented as continued operations and the associated assets and liabilities are no longer held for sale as at July 31, 2025. Prior periods have been reclassified accordingly.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2025 and 2024

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

18.	DISCONTINUED OPERATIONS [CONTINUED]

The net loss and comprehensive loss from discontinued operations are as follows:

	Three-month periods ended		Six-month periods ended
	July 31, 2025	July 31, 2024	July 31, 2025	July 31, 2024
		Reclassified (Note 2)		Reclassified (Note 2)
Revenues	$42.8	$30.7	$105.8	$62.5
Cost of sales	74.8	53.5	141.2	127.0
Gross loss	(32.0)	(22.8)	(35.4)	(64.5)

Operating expenses
Selling and marketing	2.7	7.2	9.0	15.2
Research and development	2.6	5.1	7.4	12.2
General and administrative	2.7	5.1	5.5	12.9
Other operating expenses	4.0	5.8	0.9	7.4
Total operating expenses	12.0	23.2	22.8	47.7
Operating loss	(44.0)	(46.0)	(58.2)	(112.2)

Financing costs	0.1	0.1	0.1	0.2
Loss before income taxes	(44.1)	(46.1)	(58.3)	(112.4)
Income tax recovery	(10.5)	(11.3)	(13.8)	(27.7)
Net loss from discontinued operations	$(33.6)	$(34.8)	$(44.5)	$(84.7)

	Three-month periods ended		Six-month periods ended
	July 31, 2025	July 31, 2024	July 31, 2025	July 31, 2024
Net loss from discontinued operations [a]	$(33.6)	$(34.8)	$(44.5)	$(84.7)

Net changes in unrealized gain (loss) on translation of foreign operations	(0.7)	(0.2)	7.3	2.3
Total comprehensive loss from discontinued operations [a]	$(34.3)	$(35.0)	$(37.2)	$(82.4)

[a]	Nil amount of net loss and comprehensive loss are attributable to non-controlling interest.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2025 and 2024

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

18.	DISCONTINUED OPERATIONS [CONTINUED]

As at July 31, 2025, the carrying amount of assets and liabilities presented as held for sale is as follows:

	July 31, 2025	January 31, 2025
		Reclassified (Note 2)
Inventories	16.4	66.6
Property, plant and equipment	74.2	98.5
Intangible assets	36.4	36.9
Deferred tax assets	23.1	80.6
Other assets	5.3	10.1
Assets classified as held for sale	$155.4	$292.7
Trade payables and accruals	$10.1	$22.5
Provisions	6.4	42.6
Other liabilities	4.1	18.1
Liabilities associated to assets classified as held for sale	$20.6	$83.2
Assets net of liabilities held for sale	$134.8	$209.5

The net cash flows from discontinued operations are as follows:

	Six-month periods ended
	July 31, 2025	July 31, 2024
Net cash flows used in operating activities	$(60.7)	$(101.2)
Net cash flows from (used in) investing activities	16.5	(12.2)
Net cash flows from financing activities	44.5	120.2
Net cash flows from discontinued operations	$0.3	$6.8